Exhibit 4.5

AMENDMENT TO

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

THIS AMENDMENT TO AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (the “Amendment”) is an amendment to amend certain provisions of the Amended and Restated Shareholders Agreement dated November 19, 2019 (the “Restated Shareholders Agreement”).

1.	Section 2.2 (a)(ii) of the Restated Shareholders Agreement shall be amended by deleting in its entirety and replacing it with the following:

Tianjin Kangyue (so long as it continues to hold no less than 5% of all the Ordinary Shares of the Company (calculated on a fully-diluted and an as-converted basis)) shall be entitled to appoint and remove one (1) director (the “Tianjin Kangyue Director”, together with VIVO Director, the “Investor Directors”), which individual shall initially be Wu Xia; and

2.	Section 2.2 (b) of the Restated Shareholders Agreement shall be amended by deleting in its entirety and replacing it with the following:

Each Director shall have one (1) voting right on all matters that are presented to the Board for approval. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than three (3) directors (including the Tianjin Kangyue Director). The Company shall reimburse the directors for all reasonable out-of-pocket expenses incurred in connection with attending any meetings of the Board and any committee thereof.

3.	The following definitions shall be added into the Annex A (Definitions) of the Restated Shareholders Agreement:

“Majority Investor Directors” shall mean at least fifty percent (50%) of Investor Directors; for avoidance of doubt, when there is one Investor Director, “Majority Investor Director” shall mean such Investor Director.

“Tianjin Kangyue Director” has the meaning ascribed to it in Section 2.2(a)(ii) of this Agreement.